UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 0-49664

CUSIP NUMBER 67423P 10 2

☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: August 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ikona Gear International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1650 Brigantine Drive, Unit #100
Address of Principal Executive Office (Street and Number)

Coquitlam, British Columbia, Canada V3K 7B5
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10 K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (03/05)

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20-F, 11 K, 10 Q, 10-D, N SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On November 8, 2006, the chief financial officer of Ikona Gear International, Inc. (the “Company”) ceased being employed by the Company. Therefore, management of the Company was unable to obtain and prepare the business information necessary to complete the preparation of the Company's audited financial statements for the year ended August 31, 2006 and the review of these financial statements by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laith Nosh	604	523-5500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ikona Gear International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 24, 2006	By:	/s/ Laith Nosh
	Name:	Laith Nosh
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).